FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3653 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

     ICA ANNOUNCES RESOLUTIONS OF THE EXTRAORDINARY AND
ANNUAL GENERAL SHAREHOLDERS’ MEETINGS HELD APRIL 21, 2005

  •   Amendments to corporate bylaws
  •   Election of Board of Directors

Mexico City, April 25, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, today announced the resolutions approved by its shareholders at an Extraordinary Shareholders’ Meeting and its Annual General Meeting, both held on April 21, 2005.

Shareholders’ holding 87.31 percent of ICA’s outstanding shares participated in the Extraordinary Shareholders’ Meeting, and 87.77 percent participated in the Annual General Meeting.

Extraordinary Shareholders’ Meeting

In order to prevent the purchase of shares that would result in change of control of the Company without the prior approval of the Board of Directors or of an Extraordinary Shareholders’ Meeting, amendments to the Company’s By-laws were approved. These amendments create mechanisms designed to regulate the purchase of shares that would result in control of the Company, and to provide existing shareholders the option to keep or to sell their shares (on a pro rata basis, or in their entirety) at the highest price offered, in the event of such a transaction.

In making the proposal for the amendment of the By-laws and to present them to the Shareholders’ Meeting, the Board of Directors undertook an analysis and evaluation, taking into account the following points:

  ICA is a public company, with 100 percent of its shares listed on the Mexican Stock Exchange;
  The constancy and intensity of the efforts undertaken to make the management more efficient, which has, on the one hand, increased the confidence of investors, analysts and clients in the Company, and on the other hand, confirmed ICA’s leadership position as the only Mexican company with the capacity to undertake projects of the magnitude and complexity that the development of the country’s infrastructure requires, such as the El Cajón hydroelectric project; and

INVESTOR RELATIONS	www.ica.com.mx	1/4

PRESS RELEASE

  The work to recover profitability and investor interest; together with the process of modifying corporate governance in response to the changes in securities laws in Mexico and the Sarbanes Oxley law in the United States.
The mechanisms approved provide that:
  Any person or group of persons who seeks, as a result of their purchases, to own 5 percent or more of ICA’s shares must obtain the authorization of the Board of Directors or the shareholders at an Extraordinary Shareholders’ Meeting. The request for authorization must disclose the purchaser’s current shareholding position, the identity of the persons controlling the acquiring vehicle, whether they are competitors of the Company, the percentage of shares they intend to purchase over a 12 month period, whether they intend to exercise control, and the source of financing. The Board of Directors or an Extraordinary Shareholders’ Meeting will act on any request within 60 calendar days; any failure to act within such period will be deemed a denial of the authorization.
  Any person or group of persons who seek, as a result of their purchases, to own 15 percent or more of the total equity of the Company will be obligated to make a public offer for the greater of: (i) the percentage of shares sought, or (ii) 10 percent of the total shares. Shares sold will be allocated on a pro rata basis among the selling shareholders. If the authorized purchase of shares is for the intent of acquiring control of the Company, the purchaser must make an offer to purchase 100 percent of the shares.
  The public offer to purchase shall be made at the same price for all shares. The offer price will be highest of: (i) the book value of the shares, (ii) the highest closing price on the Mexican Stock exchange during the 365 days preceding the date of the authorization, or (iii) the highest price paid at any time by the persons intending to purchase the shares. Notwithstanding the foregoing, the Board of Directors may authorize that the public offer be made at a different price, based on an independent valuation and the prior approval of the Audit Committee.
  The Company shall not recognize the shareholder rights of persons who have purchased shares in contravention to these provisions, and may seek civil penalties.
  These provisions shall not apply in cases of transfer of shares as a result of death, the repurchase or amortization of shares, subscription of shares in exercise of preferential rights, or by the Company and its subsidiaries, or by the person who maintains effective control of the Company.

INVESTOR RELATIONS	www.ica.com.mx	2/4

PRESS RELEASE

These amendments have been submitted to the Mexican National Banking and Securities Commission (CNBV), and will become effective when the receive its approval.

Staggered Terms of Board Members

In order to protect the plans and long-term decisions made by the Board of Directors, the By-laws were amended to provide for the staggered election of members of the Board.

Directors will be elected for three years, and one-third will be elected each year.

This system does not interfere with minority rights to nominate directors.

Change of Corporate Name

The legal name of the Company was changed to Empresas ICA, S.A. de C.V.

The resolutions of the Extraordinary Shareholders’ Meeting and the attested copy of the corporate By-laws are available to shareholders and the general public at the Mexican Stock Exchange, in accordance with applicable regulations.

Annual General Meeting

Dividends

No dividends will be paid; the net income from 2004 was retained. The equity account for accumulated losses from prior years was amortized with the transfer of balances from other equity accounts; a portion of the balance of the reserve for share repurchases was maintained.

Election of Board of Directors

Members of the Board of Directors and alternate directors were elected, in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the Extraordinary Shareholders’ Meeting.

Arturo Olvera Vega was elected as a new independent director. He has been a director of the Carlyle Group and was Director of Project Development at Banobras. He has also held positions in the Ministry of Agriculture and Water Resources, the Ministry of Finance and Public Credit, and the Ministry of Programming and Budget. He is a graduate of the ITAM in Mexico and holds an MBA from the University of California in Los Angeles. Alejandro Suárez Gerard was named as his alternate.

The composition of the new Board follows.

INVESTOR RELATIONS	www.ica.com.mx	3/4

PRESS RELEASE

Principal	Alternate
For the period ending December 31, 2005:
Alberto Escofet Artigas [1]	José Adrián Escofet Cedeño
Carlos Abedrop Dávila [1]	Patricio Treviño Westendarp
Esteban Malpica Fomperosa [1]	Bernardo Malpica Hernández
Ángeles Espinosa Iglesias [1]	Javier Alonso Espinosa
Elmer Fernando Franco Macías [1]	Rodrigo Franco Hernández
For the period ending December 31, 2006:
Lorenzo Zambrano Treviño	Francisco Garza Zambrano
Emilio Carrillo Gamboa [1]	Francisco Carrillo Gamboa
Juan Claudio Salles Manuel [1]	Héctor Pérez Aguilar
Alberto Mulás Alonso [1]	Jorge Fernández Margain
Arturo Olvera Vega* [1]	Alejandro Suárez Gerard*
For the period ending December 31, 2007:
Bernardo Quintana Isaac	Claudia Quintana de Tinajero
Jorge Borja Navarrete	Acención Medina Nieves
José Luis Guerrero Álvarez	Alonso Quintana Kawage
Sergio Fernando Montaño León	Víctor Humberto Bravo Martín
Luis Fernando Zárate Rocha	Diego Quintana Kawage
Jorge Aguirre Quintana	Luis Carlos Maíz Trujillo

*	New director
1	Independent director

# # #

ICA was founded in México in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. For more information, visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	4/4

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance